Filed by Potlatch Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Deltic Timber Corporation

(Commission File No. 001-12147)

Potlatch Corporation issued the following letter to employees relating to the proposed transaction contemplated by that certain Agreement and Plan of Merger, dated as of October 22, 2017 (the “Merger Agreement”), by and among Potlatch Corporation (“Potlatch”), Portland Merger LLC, a wholly owned subsidiary of Potlatch and Deltic Timber Corporation.

January 29, 2018

Dear Potlatch and Deltic Teams:

We are thrilled to report that since our last update in December we remain on track to successfully merge Potlatch and Deltic.

•	The legal and finance teams have completed and filed a Joint Proxy and S-4 providing both Potlatch and Deltic shareholders with the required information regarding the merger

•	The important date of February 20th has been set. Shareholders from both companies will vote on proposals that, if approved, allow the merger to take place. Approval will enable us to close the merger as early as February 20th, with Day 1 of integrated operations on February 21st.

The integration teams from Potlatch and Deltic have been busy planning to seamlessly merge the two companies. As part of this, the team has been preparing information to help you, as well as our customers, contractors and vendors through this transition. This groundwork will hopefully answer many of the questions that arise and enable PotlatchDeltic to operate effectively as one company beginning with Day 1.

We continue to work to answer the questions many of you have expressed regarding changes that may affect you personally.

•	For the vast majority of employees, it will be business as usual at a stronger PotlatchDeltic that is positioned for growth

•	There will be no changes to pay and benefits through 2018 for legacy Deltic employees other than planned merit increases mid-year customary with past practice. Integrated benefits will be communicated in late 2018 as part of the 2019 annual open enrollment process

•	In locations where duplicate roles will be combined, such as the El Dorado office, discussions regarding roles will be held with you soon after merger; many positions will continue for at least 90 days and some will remain permanent

We greatly appreciate all of your patience and want to thank you for a job well done over the past several months as Potlatch and Deltic have gone through this period of uncertainty. Achieving our goals and synergies together is critical to positioning PotlatchDeltic to succeed and to meet all of our stakeholder expectations.

We are excited to start this new chapter together soon!

Mike Covey	John Enlow
Chairman and Chief Executive Officer	President and Chief executive Officer
Potlatch	Deltic Timber

ADDITIONAL INFORMATION

This communication is being made in respect of the proposed merger transaction involving Potlatch Corporation (“Potlatch”) and Deltic Timber Corporation (“Deltic”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed merger, Potlatch and Deltic filed a registration statement on Form S-4 that was declared effective on January 17, 2018, and Potlatch filed a joint proxy statement/prospectus on Form 424B3 on January 18, 2018 that has been mailed to stockholders of Potlatch and Deltic. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF POTLATCH AND DELTIC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Potlatch and Deltic will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Potlatch’s website at http://www.Potlatchcorp.com under the Investor Resources tab (in the case of documents filed by Potlatch) and on Deltic’s website at https://www.Deltic.com under the Investor Relations tab (in the case of documents filed by Deltic).

Potlatch and Deltic, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Deltic and Potlatch in respect of the proposed merger transaction. Certain information about the directors and executive officers of Potlatch is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 3, 2017, its Current Report on Form 8-K, which was filed on May 1, 2017 and its joint proxy statement/prospectus which was filed with the SEC on Form

424B3 on January 18, 2018. Certain Information about the directors and executive officers of Deltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 7, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 20, 2017, its supplement to the proxy statement for its 2017 annual meeting of the stockholders, which was filed with the SEC on March 30, 2017, its Current Reports on Form 8-K, which were filed with the SEC on September 1, 2017, May 2, 2017, March 8, 2017 and February 27, 2017, and its joint proxy statement/prospectus which was filed with the SEC on Form DEFM14A on January 18, 2018.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of the Private Litigation Reform Act of 1995 as amended, including without limitation, our expectations regarding the closing of the merger of Potlatch and Deltic; the proposed impact of the merger on Potlatch’s financial results, the estimated distribution of Deltic’s accumulated earnings and profits, and the integration of Deltic’s operations. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about Potlatch. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond Potlatch’s control, including our to consummate the merger or satisfy the conditions to the completion of the transaction, including the receipt of stockholder approvals, our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger transaction; the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Deltic’s operations with those of Potlatch will be materially delayed or will be more costly or difficult than expected; the failure of the proposed merger to close for any other reason; the effect of the announcement of the merger on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); dilution caused by Potlatch’s issuance of additional shares of its common stock in connection with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the diversion of management time on transaction related issues; the estimation of Deltic’s accumulated earnings and profits is preliminary and may change with further due diligence; and the other factors described in Potlatch’s Annual Report on Form 10-K and in the company’s other filings with the SEC, including the risks discussed in the definitive joint proxy statement/prospectus filed with the SEC on Form 424B3 on January 18, 2018 in connection with the proposed transaction with Deltic, or described in Deltic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in the Deltic’s other filings with the SEC, including the risks discussed in the definitive joint proxy statement/prospectus filed with the SEC on Form DEFM14A on January 18, 2018. Potlatch and Deltic assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, all of which speak only as of the date hereof.